

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2010

Anthimos Thomopoulos
Chief Financial Officer
National Bank of Greece S.A.
86 Eolou Street
10232 Athens, Greece

RE: **National Bank of Greece S.A.**
Form 20-F for Fiscal Year Ended December 31, 2009
Filed June 30, 2010
File No. 001-14960

Dear Mr. Thomopoulos,

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief